Exhibit 23.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-37344) of PolyOne Corporation of our reports dated July 7, 2000, which appear in the Form 10-K, Amendment No. 1 of M.A. Hanna Company for the fiscal year ended December 31, 1999, relating to the financial statements of the M.A. Hanna Company 401(k) and Retirement Plan and Trust and the M.A. Hanna Company Capital Accumulation Plan and Trust for the plan year ended December 31, 1999, which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 22, 2001